Exhibit 3(ii)

AMENDMENT NO. 1 TO BY-LAW NO. 1 OF

GOLDEN STAR RESOURCES LTD.

As passed by the Board of Director on March 9, 2006 and approved by the shareholders on May 26, 2006, By-Law No. I (the “By-Law”) of the Corporation is amended such that Section 8.06 of the By-Law is deleted in its entirety and replaced by the following:

8.06 Record Date for Notice - The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given, or if no notice is given, the day of which the meeting is held.

COMING INTO FORCE

This amendment to By-Law No. 1 came into force on the day that it was sanctioned by the Board of Directors on March 9, 2006, and confirmed by resolution of the shareholders at the meeting of shareholders on May 26, 2006.

DATED this 1st day of March, 2006.

/s/ Roger Palmer
By:	Roger Palmer
Title:	Vice President Finance and Controller